Filed by Bridge Investment Group Holdings Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bridge Investment Group Holdings Inc.

Filer’s SEC File No.: 001-40622

This filing relates to the proposed merger involving Bridge Investment Group Holdings Inc., a Delaware corporation (“Bridge”), Apollo Global Management, Inc., a Delaware corporation (“Apollo”), Bridge Investment Group Holdings LLC, a Delaware limited liability company (“OpCo”), Aspen PubCo Merger Sub I, Inc., a Delaware corporation (“Merger Sub Inc.”) and Aspen Second Merger Sub, LLC, a Delaware limited liability company (“Merger Sub LLC”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 23, 2025, by and among Apollo, Bridge, OpCo, Merger Sub Inc., Merger Sub LLC and the representative of OpCo.

SUBJECT LINE: An Exciting Announcement for Bridge

Dear Bridge team,

Today, we announced that Bridge has reached an agreement to be acquired by Apollo, a leading alternative investment firm. Please see the attached press release for more information. We are confident this is the right next step for Bridge and will strengthen our organization while positioning Bridge for our next phase of growth.

Apollo is among the preeminent alternative asset management firms and has a 35-year history of innovation in private markets. This transaction provides Apollo with immediate scale in real estate equity, and we believe it aligns with Bridge’s objective of expanding our profile as a leading real estate owner-operator in the residential, real estate, logistics and CRE-backed markets. We believe our two franchises are highly synergistic, and that our business enhances and further augments Apollo’s existing real estate equity strategies and industry leading real estate credit platform. Bridge’s PE secondaries platform is also expected to be complementary with Apollo’s existing capabilities in that area. Importantly, their culture aligns with our core values of encouraging personal leadership development, specialization, creativity and innovation and collaboration across teams.

We are confident that we are entering this transaction from a position of strength. Apollo recognizes the strong performance and growth of our platform as well as our team’s complementary origination capabilities and deep expertise as owner-operators. With Apollo’s scale and distribution footprint and Bridge’s seasoned on-the-ground real estate expertise and vast network of relationships, we feel confident that we can further expand and diversify our investment strategies, which is expected to benefit our market presence and investor bases.

Apollo fully recognizes the value our brand carries in the market and with our LPs. Accordingly, following the closing of the transaction, Bridge expects to operate as the standalone real estate equity platform within Apollo’s asset management business, responsible for our existing investment verticals. Our brand, senior management, client service professionals and investment teams are expected to remain substantially the same. Following the closing of the transaction, I will become the go-forward leader of Apollo’s real estate equity franchise, and Bridge is expected to be a core component of Apollo’s future growth strategy. Bridge funds are expected to continue operating as they have been, with our specialized investment teams remaining focused on our clients’ success in partnership with our forward-integrated onsite property management teams. We expect that connectivity with Apollo’s integrated platform will allow us to tap into company and sector-specific insights across their business as well as origination flow, while minimizing disruption to both teams.

Today’s announcement is only the first step in the process. We currently expect to close the transaction in the third quarter of 2025, subject to customary closing conditions, including approval by Bridge stockholders, clients and the receipt of regulatory approvals. Upon the closing of the transaction, we will no longer trade as a public company. Until that time, we remain an independent company, and I ask you to remain focused on your day-to-day responsibilities.

Later this morning, at 10:00 AM ET / 8:00 AM MT, we will be holding an All Hands Meeting in which we will share additional information and do our best to answer your questions. As you can appreciate, it is still early in the process, and we may not have answers to all your questions at this time. We will keep you updated, as appropriate, as this process moves forward.

Lastly, I want to express my personal appreciation for the hard work you do. This transaction is a testament to all of you, across our investment and operations teams, and the incredible returns and outcomes you drive for our limited partners. I am tremendously excited about our future together.

Regards,

Robert Morse

Executive Chairman

Statement Regarding Forward-Looking Information

This letter contains statements regarding Apollo, Bridge, the proposed transactions and other matters that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, discussions related to the proposed transaction between Apollo and the Company, including statements regarding the benefits of the proposed transaction and the anticipated timing and likelihood of completion of the proposed transaction, and information regarding the businesses of Apollo and the Company, including Apollo’s and the Company’s objectives, plans and strategies for future operations, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Apollo and the Company intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “indicator,” “may,” “will,” “should,” “expects,” “plans,” “seek,” “anticipates,” “plan,” “forecasts,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions, but not all forward- looking statements include such words. These forward-looking statements are subject to certain risks, uncertainties and assumptions, many of which are beyond the control of Apollo and the Company, that could cause actual results and performance to differ materially from those expressed in such forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, those factors and risks described under the section entitled “Risk Factors” in Apollo’s and the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and such reports that are subsequently filed with the Securities and Exchange Commission (the “SEC”).

The forward-looking statements are subject to certain risks, uncertainties and assumptions, which include, but are not limited to, and in each case as a possible result of the proposed transaction on each of Apollo and the Company: the ultimate outcome of the proposed transaction between Apollo and the Company, including the possibility that the Company’s stockholders will not adopt the merger agreement in respect of the proposed transaction; the effect of the announcement of the proposed transaction; the ability to operate Apollo’s and the Company’s respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement and the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including the adoption of the merger agreement in respect of the proposed transaction by the Company’s stockholders); other risks related to the completion of the proposed transaction and actions related thereto; the ability of Apollo and the Company to integrate the businesses successfully and to achieve anticipated synergies and value creation from the proposed transaction; global market, political and economic conditions, including in the markets in which Apollo and the Company operate; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates, and potential recessionary or depressionary conditions; cyber-attacks, information security and data privacy; the impact of public health crises, such as pandemics and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; litigation and regulatory proceedings, including any proceedings that may be instituted against Apollo or the Company related to the proposed transaction; and disruptions of Apollo’s or the Company’s information technology systems.

These risks, as well as other risks related to the proposed transaction, will be included in the Registration Statement (as defined below) and Joint Proxy Statement/Prospectus (as defined below) that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the Registration Statement and Joint Proxy Statement/Prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Other unknown or unpredictable factors also could have a material adverse effect on Apollo’s and the Company’s business, financial condition, results of operations and prospects. Accordingly, readers should not place undue reliance on these forward-looking statements. These forward-looking statements are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Except as required by applicable law or regulation, neither Apollo nor the Company undertakes (and each of Apollo and the Company expressly disclaim) any obligation and do not intend to publicly update or review any of these forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This letter is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information Regarding the Transaction and Where to Find It

This letter is being made in respect of the proposed transaction between Apollo and the Company. In connection with the proposed transaction, Apollo intends to file with the SEC a registration statement on Form S-4, which will constitute a prospectus of Apollo for the issuance of Apollo common stock (the “Registration Statement”) and which will also include a proxy statement of the Company for the Company stockholder meeting (together with any amendments or supplements thereto, and together with the Registration Statement, the “Joint Proxy Statement/Prospectus”). Each of Apollo and the Company may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Registration Statement or Joint Proxy Statement/Prospectus or any other document that Apollo or the Company may file with the SEC. The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of the Company.

INVESTORS ARE URGED TO READ IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (if and when available) and other documents containing important information about Apollo, the Company and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Apollo will be available free of charge by accessing the Investor Relations section of Apollo’s website at https://ir.apollo.com. Copies of the documents filed with, or furnished to, the SEC by the Company will be available free of charge by accessing the Investor Relations section of the Company’s website at https://www.bridgeig.com. The information included on, or accessible through, Apollo’s or the Company’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Apollo, the Company, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of Apollo, including a description of their direct or indirect interests, by security holdings or otherwise, is contained in its Proxy Statement on Schedule 14A, dated April 26, 2024 (the “Apollo Annual Meeting Proxy Statement”), which is filed with the SEC. Any changes in the holdings of Apollo’s securities by Apollo’s directors or executive officers from the amounts described in the Apollo Annual Meeting Proxy Statement have been or will be reflected in Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”) subsequently filed with the SEC and available at the SEC’s website at www.sec.gov. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is contained in its Proxy Statement on Schedule 14A, dated March 21, 2024 (the “Company Annual Meeting Proxy Statement”), which is filed with the SEC. Any changes in the holdings of the Company’s securities by the Company’s directors or executive officers from the amounts described in the Company Annual Meeting Proxy Statement have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed with the SEC and available at the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement and the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when available before making any voting or investment decisions.